Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1913)

Offering Period: June 15, 2020 – June 24, 2020

Accelerated Barrier Notes due June 30, 2025

Linked to the Performance of a Basket Consisting of Three Basket Components

Product Terms

•	If the Final Basket Level is equal to or greater than the Initial Basket Level, you will participate in the leveraged appreciation, if any, of the Basket.

•	If the Final Basket Level is less than the Initial Basket Level and a Knock-In Event has not occurred, you will receive the principal amount of the securities you hold at maturity.

•	If the Final Basket Level is less than the Initial Basket Level and a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Basket. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be June 25, 2020
Settlement Date:	Expected to be June 30, 2020
Basket Components:	Basket Component	Component Weighting
	S&P 500® Index	1/3
	EURO STOXX 50® Index	1/3
	MSCI Emerging Markets Index	1/3
Upside Participation Rate**:	Expected to be 115%.
Redemption Amount:	At maturity, for each $1,000 principal amount of the securities x (1 + Security Performance Factor).
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (a) the Final Basket Level is equal to or greater than the Initial Basket Level, then the Security Performance Factor will equal the Upside Participation Rate x the Basket Return; or (b) the Final Basket Level is less than the Initial Basket Level and (i) a Knock-In Event has occurred, then the Security Performance Factor will equal the Basket Return; or (ii) a Knock-In Event has not occurred, then the Security Performance Factor will equal zero.
Basket Return:	Final Basket Level – Initial Basket Level Initial Basket Level
Knock-In Level**:	Expected to be 70% of the Initial Basket Level.
Knock-In Event:	Occurs if the Final Basket Level is less than the Knock-In Level.
Initial Basket Level:	Set equal to 100 on the Trade Date.
Final Basket Level:	The product of 100 multiplied by the sum of one plus the products of (a) the Component Return for each Basket Component and (b) the Component Weighting for such Basket Component.
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	For each Basket Component, the closing level of such Basket Component on the Trade Date.
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date.
Valuation Date:	June 25, 2025
Maturity Date:	June 30, 2025
CUSIP:	22552WA21
Fees:	Certain fiduciary accounts may pay a purchase price of at least $963.75 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $41.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $950 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Hypothetical Returns at Maturity

Basket Return	Security Performance Factor(1)	Redemption Amount per $1,000 principal amount(1)(2)(3)
60%	69%	$1,690
50%	57.50%	$1,575
40%	46%	$1,460
30%	34.50%	$1,345
20%	23%	$1,230
10%	11.50%	$1,115
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	−31%	$690
−40%	−40%	$600
−50%	−50%	$500
−60%	−60%	$400

(1)	Assumes an Upside Participation Rate of 115%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 70%**

Certain Product Characteristics

•	Exposure to an equally weighted Basket of three Basket Components.

•	Leveraged and uncapped participation in the appreciation, if any, of the Basket.

•	Upside Participation Rate expected to be 115% **

•	Return of principal amount of the securities you hold, if the Final Basket Level is less than the Initial Basket Level but greater than the Knock-In Level.

•	If a Knock-In Event occurs, full downside participation in the depreciation of the Basket.

•	Knock-In Level is expected to be 70%** of the Initial Basket Level.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Basket. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The probability that the Final Basket Level will be less than the Knock-In Level will depend on the volatility of the Basket Components.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: June 15, 2020 – June 24, 2020

Accelerated Barrier Notes due June 30, 2025

Linked to the Performance of a Basket Consisting of Three Basket Components

Additional Risk Considerations

•	The return on the securities is affected by the Final Basket Level and the occurrence of a Knock-In Event.

•	In calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

•	Some or all of the assets included in the Basket Components that track Non-U.S. equity markets are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.

•	The closing levels of the Basket Components that track Non-U.S. equity markets will not be adjusted for changes in exchange rates relative to the U.S. dollar even though the equity securities included in the Basket Components that track Non-U.S. equity markets are traded in foreign currencies and the securities are denominated in U.S. dollars.

•	The MSCI Emerging Markets Index is exposed to the political and economic risks of emerging market countries.

•	Because the prices of the equity securities included in the MSCI Emerging Markets Index are converted into U.S. dollars for purposes of calculating the level of the MSCI Emerging Market Index, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the MSCI Emerging Markets Index trade.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Basket Components. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Basket Components.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated June 15, 2020, Underlying Supplement dated April 19, 2018, Product Supplement No. I–B dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320011646/dp130280_424b2-t1913.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.